
05048093

SYNOVUS®

E X C E L E R A T E

2004 Annual Report

Synovus has a full-speed philosophy and an open road ahead.





Faster than ever before, we're closing in on our vision —
to be the finest financial services company in the world.

To grow into that vision of excellence, we don't hesitate. We accelerate.

That's Exceleration.

Synovus is a diversified financial services holding company with more than $25 billion in assets, based in Columbus, Georgia. Synovus provides integrated financial services including banking, financial management, insurance, mortgage and leasing through 41 banks and other Synovus offices in Georgia, Alabama, South Carolina, Florida and Tennessee; and electronic payments processing through an 81-percent stake in TSYS, a global payments and transaction processor.

Synovus returned to its historical earnings growtl


Compound Annual Growth Rate
10-year: 14.0%
5-year: 12.0%
$0.38 $0.44 $0.55 $0.62 $0.70 $0.80 $0.92 $1.05 $1.21 $1.28 $1.41
1994 1995 1996 1997 1998 1999 2000 2001 2002 2003 2004
Diluted Net Income Per Share[1]
Adjusted for stock splits


Compound Annual Growth Rate
10-year: 18.2%
5-year: 13.9%
$0.13 $0.16 $0.19 $0.24 $0.29 $0.36 $0.44 $0.51 $0.58 $0.66 $0.69
1994 1995 1996 1997 1998 1999 2000 2001 2002 2003 2004
Dividends Per Share[1, 2]
Adjusted for stock splits


$6.1 $7.9 $8.6 $9.3 $10.5 $12.5 $14.9 $16.7 $19.0 $21.6 $25.1
1994 1995 1996 1997 1998 1999 2000 2001 2002 2003 2004
Total Assets[1] in billions


50.39 49.90 53.17 54.26 56.00 59.00 59.69 59.78 58.45 59.94 60.01
1994 1995 1996 1997 1998 1999 2000 2001 2002 2003 2004
Fee Income to Total Revenues[1, 3] (Percent)


0.44 0.38 0.32 0.38 0.37 0.29 0.24 0.30 0.33 0.36 0.23
1994 1995 1996 1997 1998 1999 2000 2001 2002 2003 2004
Net Charge-Off Ratio[1] (Percent)


0.72 0.64 0.60 0.44 0.41 0.38 0.52 0.54 0.64 0.58 0.52
1994 1995 1996 1997 1998 1999 2000 2001 2002 2003 2004
Non-Performing Assets Ratio[1] (Percent)

Table of Contents

levels in 2004.



1.50 1.53 1.75 1.87 1.96 1.97 1.95 2.03 2.10 1.91 1.88
1994 1995 1996 1997 1998 1999 2000 2001 2002 2003 2004

Return on Assets[1] (Percent)



17.5 17.9 19.5 19.8 19.2 19.3 20.1 20.1 19.69 17.95 17.63
1994 1995 1996 1997 1998 1999 2000 2001 2002 2003 2004

Return On Equity[1] (Percent)

Financial Highlights

year ended December 31 *(dollars in thousands, except per share data)*	2004	2003	% change
Total Revenues[3]	$ 2,152,077	$ 1,904,737	13.0
Net Income	437,033	388,925	12.4
Net Income Per Share — Basic	1.42	1.29	10.4
Net Income Per Share — Diluted	1.41	1.28	10.3
Total Assets	25,050,178	21,632,629	15.7
Net Loans	19,214,651	16,238,855	18.3
Total Deposits	18,577,468	15,941,609	16.5
Shareholders' Equity	2,641,289	2,245,039	17.7
Book Value Per Share	8.52	7.43	14.7
Dividends Declared Per Share	0.69	0.66	5.0
Return on Assets	1.88 %	1.91 %	nm[4]
Return on Equity	17.63	17.95	nm
Equity/Assets	10.54	10.38	nm
Fee Income/Total Revenues[3]	60.01	59.94	nm
Net Interest Margin, Before Fees	3.92	3.90	nm
Net Interest Margin, After Fees	4.22	4.26	nm
Allowance for Loan Losses/Loans	1.36	1.37	nm
Nonperforming Assets Ratio	0.52	0.58	nm
Net Charge-Off Ratio	0.23	0.36	nm
Provision to Net Charge-Offs Multiple	1.83	1.28	nm

Team Members

year ended December 31	2004	2003	% change
Banking & Other Synovus Companies	6,450	6,402	0.7
TSYS	5,777	5,743	0.6
Total Team Members	12,227	12,145	0.7

Stock Information

year ended December 31	2004	2003	% change
Closing Stock Price	$28.58	$28.92	(1.2)
Number of Shares Outstanding (in thousands)	309,975	302,090	2.6
Annual Shares Traded (in millions)	156	235	(33.6)
Price/Earnings Multiple	20.27	22.59	nm
Price/Book Multiple	3.35	3.89	nm

Stock Ownership Summary

as of December 31	2004	2003	2002	2001	2000
Shareholders (of record and beneficial owners)	87,954	82,277	79,182	66,035	65,400
Institutional	46.0 %	45.8 %	45.8 %	38.7 %	35.2 %
Institutional (excludes Synovus Investment Advisors)	29.7 %	29.7 %	28.8 %	25.9 %	22.3 %
Market Value (in billions)	$ 8.86	$ 8.74	$ 5.83	$7.38	$ 7.67

(1) As originally reported. 1996 information before special FDIC assessment.
(2) Excludes dividends declared by subsidiaries before acquisition.
(3) Excluding investment securities gains (losses) and reimbursable items. 2002 excludes impairment loss on private equity investment of $8.4 million.
(4) Not meaningful.



From left:
Philip W. Tomlinson, Chief Executive Officer, TSYS
James H. Blanchard, Chief Executive Officer, Synovus
Richard E. Anthony, President and Chief Operating Officer, Synovus

Dear Shareholders,

In 2004, we wrote another solid chapter in the 117-year success story of Synovus. Guided by our vision — to be the finest financial services company in the world — we fixed our sights on two priorities: 1) Achieving excellence and 2) Accelerating growth and performance. These qualities — excellence and acceleration — create a tremendous momentum going into 2005 that we call Excelleration.

Long-term financial growth has placed Synovus in the top level of the high performers in our industry for three decades. We have grown from a $147 million one-bank holding company in 1972 to today's $25 billion diversified multi-state financial services provider with a growing presence in lucrative commercial markets. We have a sense of urgency about mastering change, and to accomplish this, we've made intensive investments in our team members, the training of our leaders, and the delivery of service to our customers.

We began 2004 with key leadership changes, each a part of our strategic succession planning process. Richard Anthony stepped into his first full year as president and chief operating officer at Synovus, and Phil Tomlinson began his first full year as chief executive officer of TSYS, our electronic payments processing company. In December, Jimmy Yancey retired as an executive of the holding company after 45 years. He continues to chair the Synovus Board of Directors.

> Our credit quality indicators for 2004 were the best we have ever seen.

Thanks to another record-setting year, we're in great shape for the growth we see ahead. Our net income in 2004 was an all-time high, at $437 million, up 12.4%. Return on Assets (ROA) and Return on Equity (ROE) were 1.88% and 17.63%, respectively.

Shareholders' equity remains strong, actually increasing to 10.54% of assets. Our loan growth was robust, at 18.3%, driven largely by commercial lending. We exceeded our 2004 goals in terms of both loan and deposit growth. A primary goal every year is to attain exceptional credit quality. Our credit quality indicators for 2004 were the best we have ever seen.

TSYS had its 21st straight year of earnings growth. Revenues before reimbursable items increased 15.5% to $957 million. Earnings per share increased 6.9% over 2003. When JP Morgan Chase & Co. merged with Bank One — an important new TSYS client — there was speculation that the processing business would remain with the banks' former provider. Through intense and successful negotiations, TSYS was chosen to service the combined portfolio. TSYS converted approximately 50 million accounts to its payment systems in 2004, including Bank One, Bank of Ireland, Pitney Bowes and the People's Bank of Bridgeport, CT. The number of accounts serviced climbed from 274 million to 358 million, a 31% increase.

In addition to the JPMorgan Chase win, TSYS also made two important acquisitions. In 2004, TSYS acquired Clarity Payment Solutions, Inc., in New York — now TSYS Prepaid, Inc., — a specialist in prepaid card technologies. In the first quarter of 2005, TSYS bought the remaining stake in Vital Processing Services — originally a joint venture between Visa U.S.A. and TSYS — which delivers comprehensive solutions on the merchant side of the payment chain, processing billions of transactions each year. TSYS saw international revenues rise to $214 million, an increase of 12.3%. A newly constructed UK data centre, one of the most advanced in Europe, positions TSYS for anticipated further growth.

Here's more about how our team delivered on our vision in 2004 and left us primed to *Excelerate* into 2005:

We set out to grow earnings per share by 8% to 10% in 2004, and ended the year above the upper end of this range with an EPS growth of 10.4%. Our commercial lending group led our earnings momentum for the year attaining outstanding credit quality and exceptional loan growth.

New market entries drove our growth strategy. In Florida, we built Synovus Bank of Jacksonville from the ground up, the first of our banks to bear the Synovus name. Jacksonville performed impressively in year one, with loans at $53 million and deposits at $38 million. Our new Sea Island Bank branch in Savannah ended the year with $63 million in loans and $28 million in deposits. In Tennessee, we acquired Trust One Bank in Memphis and formed Cohutta Banking Company of Tennessee in Chattanooga. We also acquired Peoples Florida Banking Corporation in the sunshine state, which broadened our footprint in the high-growth Tampa Bay market.

We managed expenses better than ever as we continued to automate processes, refine our productivity and more aggressively manage our head count.

Financial Management Services (FMS) added $1.8 billion in new assets under management, which now total nearly $16 billion. FMS revenues were up 6% for the year.

We constantly look at ways we can strengthen Synovus as a Great Place to Work. *FORTUNE* once again named Synovus as one of the "Best Companies to Work For" in America, adding to that honor a place in the *FORTUNE* Hall of Fame, a title given to just 22 companies who have been on the "Best Companies To Work For" list since 1998, when the ranking began. No matter where we stand on any list, we seize the opportunity every day to reinforce our strengths and evaluate our weaknesses to create an atmosphere of respect, trust, loyalty and pride.

Synovus enters 2005 at the start of a multi-year run that promises superlative execution and growth potential that will return us to historically high standards of performance. Growth is only possible, of course, with a strong and motivated team, and we are confident that our team members are the best in this business. Deeply talented and consistently in support of our vision,

> We have a sense of urgency about mastering change and, to accomplish this, we've made intensive investments in our team members, the training of our leaders, and the delivery of service to our customers.

they have demonstrated the will, intelligence and flexibility to drive the demanding yet necessary transitions to make Synovus the finest financial services company anywhere.

Our goal is to grow earnings per share by 12–15% in 2005. We will improve efficiency and quality by streamlining our processes. We will implement the first phase of our retail banking strategy, increasing services per household in every bank, expanding fee income and growing core deposits faster than loans. We will focus on managing loan growth, the quality and the mix, and managing the margin.

To support the environment for new retail solutions, we will now invest greater resources in sales training for our team members, offer a broader, more diversified product line, and upgrade and merchandise our nearly 300 branches in five states to provide a more consumer-friendly experience. Retail banking, with its focus on providing customers needs-based financial services solutions, is the fulfillment of Our Customer Covenant, our commitment to deliver exceptional service to every customer.

Our team members will also have tools like our new technology platform — S-Link — which will make retail banking work and enable us to better serve our customers. S-Link, one of our company's biggest investments, is a key feature of the sales environment for our future, vastly improving our capabilities in sales tracking and prompting, as well as customer service and analysis. S-Link equips our retail banking sales force with customer information, packaged options of products and services and speedier processes. This new technology has given our deposit and sales operations a dramatic boost, enabling team members to spend more time on the "human touch" with customers. For the first time ever, we can look at our bank network as not just a collection of working parts, but as one platform for customer service. This does not mean we've changed our customer service culture — it just means we can operate, communicate and serve more effectively and consistently than ever.

As for TSYS in 2005, it will return to its historic levels of growth and solidify its position as the premier electronic payments company in the world, thanks in no small part to a full ownership of Vital. Additionally, approximately 46 million accounts, excluding organic growth, are in the TSYS conversion pipeline for 2005.

Synovus enters 2005 at the start of a multi-year run that promises superlative execution and growth potential that will return us to historically high standards of performance.

Executive Management

James H. Blanchard
Chief Executive Officer

Richard E. Anthony
President and
Chief Operating Officer

Frederick L. Green, III
Vice Chairman

Elizabeth R. James
Vice Chairman,
Chief Information Officer
and Chief People Officer

G. Sanders Griffith, III
Senior Executive
Vice President,
General Counsel
and Secretary

Mark G. Holladay
Executive Vice President
and Chief Credit Officer

Thomas J. Prescott
Executive Vice President
and Chief Financial Officer

Calvin Smyre
Executive Vice President
Corporate Affairs


People
Culture
Strategy
Action
Performance
Value

[illegible] It starts with our People, who are the foundation and ultimately represent the success of our company. By treating people right, we create a Culture that empowers and energizes team members to serve our customers with a clear Vision, defined by Strategies and Action — all of which leads to high Performance and Value to you.

Importantly, the Synovus family of companies will *Excelerate* toward pure execution — the blocking and tackling, the continuous improvement — that rewards every customer, every team member and every community we serve.

Team members are the key to it all. They are the first link in our value chain, the essential starting point for every decision we make. They provide a set of service ideals that customers see as a differentiator — as a reason to choose Synovus over any other financial services company. Our Customer Covenant gives us a strong sense of identity and values, and it offers a service blueprint to our internal culture.

In all phases of our business, we feel *Exceleration*. There's electricity in the air at Synovus as we walk in the door each morning. And our potential is your potential.

As a shareholder of Synovus, you can know that people who care about you and your investment are fully engaged on your behalf. Thank you for your continued trust. We believe it will be a happy and prosperous 2005.

Sincerely,



James H. Blanchard
Chief Executive Officer

Honors & Awards

In 2004, Synovus was honored with a number three placement on the list of A+ Employers in Atlanta — a "best of the best" ranking — by the *Atlanta Business Chronicle*. The Atlanta companies we own — The Bank of North Georgia, GLOBALT, Inc. and Creative Financial Group — are staffed by the kind of professional, skilled and committed team members we value.

For the 10th consecutive year, our company was named by investment experts Keefe, Bruyette & Woods to its "Honor Roll of Top Performing Banks". The Family Wealth Alliance recognized Synovus' Family Asset Management (FAM) Group for receiving the "Premier Multi-Family Office and Private Family Office in the Southeast" award. The *Atlanta Journal-Constitution* tapped us as one of its "Top Performing Companies."

CEO Jim Blanchard received the Harvard Business School Club of Atlanta's Community Leadership Award, an acknowledgement of his commitment to the communities where Synovus people live and work. Early in 2005, he was elected to the American Banking Association's Board of Directors. He was also named by *US Banker* magazine as one of the "25 Most Influential People in Financial Services." In addition, Synovus Vice Chairman Fred Green began 2005 on a high note, with his election to the Federal Reserve Board of Governor's Federal Advisory Council.

And, for the second year, *FORTUNE* magazine has named Synovus one of the "Most Admired Companies in America", placing us third in its consumer credit category.

Championing Our Customer Covenant



Our Customer Covenant

We pledge to serve every customer with the highest levels of sincerity, fairness, courtesy, respect and gratitude, delivered with unparalleled responsiveness, expertise, efficiency and accuracy. We are in business to create lasting relationships, and we will treat our customers like we want to be treated. We will offer the finest personal service and products delivered by caring team members who take 100% responsibility for meeting the needs of each customer.

[illegible] Every team member signs this pledge and it is embraced throughout our family of [illegible] and shared with customers around the [illegible].

James D. Yancey began his career at Synovus as a bank teller, and for 45 years he never lost the essential focus of that first job — an absolute dedication to meeting the needs of others.

Jimmy officially retired from his executive position at the end of 2004, but his uncompromising embodiment of our values will continue to guide and inspire the company as long as we do business. He retains the title of chairman, and will be an advocate for our customers, stay active with our banks, and spend time with our Leadership Institute, helping train our executives and management teams on servant leadership and in the tenets of great customer service.

It took a certain kind of vision for a laid-off, teen-aged Columbus steelworker to change his career path in 1959 and ask for a job as a bank teller. And it took real tenacity to rise through the ranks as Jimmy did. During his tenure as vice chairman, president and chief operating officer, and chairman, Synovus experienced extraordinary growth. Throughout that time, Jimmy used his position to make Synovus a great place to work, to better serve our communities … and to always remind us of why we're really in business. "Whenever we would get close to making an important decision," one colleague recalls, "Jimmy would be the one to raise his hand and say, 'How is this going to affect the customer?' "

Jimmy personifies the ultimate Synovus team member. He has created, embraced, nurtured and lived the Synovus culture every day for 45 years. Generations of customers are grateful for his unswerving commitment to service — and so are we.

Growth



In 2004, our three metro Atlanta banks — Bank of North Georgia, Charter Bank and Trust Company, and Mountain National Bank — merged together under one name. [illegible] these high growth banks and [illegible] 400 team members together [illegible] Bank of North Georgia has [illegible] customers and has strengthened Synovus' presence in metro Atlanta. [illegible] Bank of North Georgia [illegible] 14 offices [illegible] Mountain National [illegible] Bank of North Georgia [illegible] in assets.



The kind of growth we anticipate in 2005 and beyond requires bold new ways of thinking and acting. Excelleration — excellence in a time of accelerating growth — gives Synovus the ability to welcome new challenges, to master them to our advantage without tearing the fabric of our company and culture.

Synovus has recognized for some time that we will not grow to be a $50 billion company by doing the same things in the same ways that took us to $25 billion. Providing financial services in the 21st century is more complex and competitive than ever before.

In the past few years, Synovus has been strategically positioning itself for unparalleled growth in our industry. There's an intense will to win in our company — a focus driving bold, new initiatives that has inspired us toward a higher mark.

Several goals are set for this year: **Growing earnings per share by 12–15%; growing core deposits faster than loans; and increasing services per household in every bank that leads to higher fee income growth. Our strong retail banking enhancement strategy is a fundamental component in achieving these goals** — and in fact is a goal in itself.

Since 2003, a Retail Task Force has intensely studied opportunities for improving the people, facilities, products and promotional techniques of our bank network. This year, we move beyond strategy in this initiative and into execution. In our new vision of retail banking,

Synovus team members will more fully engage with customers. That means leaving offices, getting up from desks, reaching out to our customers and making them feel welcome. It's about service, and maximizing the potential in every individual encounter to deepen a customer relationship.

Retail banking will require new *physical* spaces as appealing and efficient as the service. To this end, we have developed three store models: a banking center for smaller, mainly transactional stores; specialist-staffed financial centers for those stores of up to $100 million in deposit size; and regional financial centers, with the most advanced technology and digital merchandising. Changes are coming — some immediate, some to be phased in — for nearly 300 retail locations. This new devotion to retail banking is a natural evolution building on our traditional sales culture that is needs-based and not product driven. And with the support of S-Link, our bank-wide technology platform for sales, we will attain our goals.

With retail banking as a focus of our *Exceleration*, top performance in the industry is in our sights and ready to be realized. Our plans for 2005 reflect this:

Our 2005 guidance calls for earnings per share (EPS) growth of 12-15%. This ambitious target, up from our achievement of 10.4% growth in 2004, mirrors the momentum we feel entering this year. We will focus on blocking and tackling and fundamentals, growing deposits, managing loan growth — the quality and the mix — making sure we take advantage of our opportunities in a rising rate environment to optimize our net interest margin.

Our goal is to increase services per household in every bank. Our new retail strategy will be a catalyst for growth in this target area. As we're able to provide customers in our banks with an ever-widening selection of services, beginning with deposits and expanding to home equity lines of credit to loans and other banking solutions, we anticipate remarkable growth. Over time, our objective is to double our current rate of successful sales per 100 transactions.

Another key goal for 2005 is to grow core deposits faster than loans. Again, our retail strategy, along with S-Link and other technology now in the works, will support relationships with customers and build customer loyalty to achieve this goal.

Core deposits, with a special emphasis on checking as our anchor account, aren't the only growth area. **Much effort in 2005 will be spent boosting non-interest income,** the revenue that comes from Synovus' fee-based services, such as brokerage, mortgage services, credit card fees, fiduciary and asset management services. Non-interest income is important, giving Synovus the income diversity we need to remain strong during economic cycles. Fee-based income requires less capital than lending, but requires world-class execution of a good professional team that knows what customers value and how to present it. Non-interest income is a highly regarded component in stock valuations for the banking industry. As a percentage of total revenue, non-interest income is still hovering around 28%, excluding TSYS' contribution. Our goal is to achieve a 35% contribution over the next several years.

Synovus team members will more fully engage with customers. That means leaving offices, getting up from desks, reaching out to our customers and making them feel welcome. It's about service, and maximizing the potential in every individual encounter to deepen a customer relationship.

We're targeting a healthy $2 billion in new assets under management for Financial Management Services (FMS) in 2005. FMS is geared to support the largest transgenerational shifts of wealth in history, to Baby Boomers from their parents and, in future years, from Boomers to their own children. In the last three years, FMS has grown its asset base and geographical footprint. Growth in our 15 Private Client Services markets, as well as our Family Asset Management (FAM) group, is a priority for 2005. In 2004, we gleaned revenues of $69 million — a 6% increase over 2003.

In 2005, our vice chairman and head of FMS, Walter M. "Sonny" Deriso, Jr., resigned from his position to pursue other interests after 14 years of valuable service to Synovus. As a result, we will focus much of our attention this year on finding an appropriate successor to fill this crucial role and take FMS into the future. In the interim, we are proud to have G. Sanders Griffith, III, our Senior Executive Vice President and General Counsel, lead the FMS team.

Our growth strategy is also focused on moving into high growth markets through both acquisitions and our *de novo* approach. Last year's purchase of Peoples Florida Banking Corporation (metro Tampa) and Trust One Bank (metro Memphis) — are examples of these high growth market acquisitions. Our new *de novo* approach in Jacksonville and Chattanooga provides a good example of our determination to do business where business is best. In the past 12 years, we've shifted our banking assets from 20% in low-growth markets to just 8%. Fifty-five percent of our banking assets are concentrated in high growth markets, up from 17% in 1992. Expect Synovus to capitalize in 2005 on this growing presence in areas of opportunity ... and, where it makes sense, to put out new signs in more high-growth areas.

In Atlanta, another vital growth market, Synovus made a decision based on the perceptions of our customers and an intimate knowledge of how our markets work. We brought three separately chartered banks — Bank of North Georgia, Mountain National Bank and Charter Bank and Trust — together under the Bank of North Georgia brand, clearing up customer confusion over identity and eliminating overlap in one of the South's largest cities. For this same reason, in 2005, we plan to merge our three banks in the Tampa/St. Petersburg market under one flag. Peoples Bank, United Bank and Trust and United Bank of the Gulf Coast will become Synovus Bank of Tampa Bay.

Finally, in 2005, TSYS is expected to continue its remarkable growth. By year-end 2005, TSYS is projected to process more than 425 million accounts. By then, TSYS will service 200 million accounts for the top 15 domestic Visa and MasterCard card issuers, which leaves less than 15 million accounts in that group for all other third-party processors combined. TSYS' 53,000 square-foot pan-European data centre in England will support the 14 European countries in which it expects to process. TSYS has now set its sights on the Asia-Pacific and Latin American regions as well. Key acquisitions — Vital (the nation's second-largest merchant processor) and TSYS Prepaid give TSYS the industry's most scalable, flexible and adaptable prepaid platform for all our customers, as well as streamlined service and innovation for our clients.



TSYS continued to expand internationally in Europe. In 2004, TSYS cut the ribbon to open a 53,000 square-foot pan-European data centre in Knaresborough, England, which has the capacity to support anticipated growth throughout the continent.

With these key components in place, as well as the vision and dedication of every team member, TSYS expects to grow revenues by 30-33% in 2005, which should result in 19-22% net income growth.

We share a vision of growth as swift and strong as the word we've come up with to describe it — *Exceleration*.

People



Bank of Pensacola
Bank of Pensacola

Our Florida team members weathered 2004's volatile hurricane season and continued to keep their commitment to take care of customers in the midst of power outages, flooding and even, in some cases, their own homes being completely destroyed. [illegible]



Bank of Pensacola
BANKING
Synovus Financial Services

Everything we do at Synovus ultimately depends on our human touch, from teller to TSYS. The energy and passion of our team members are the fuel for our Exceleration.

Our team members are owners of the Synovus vision. The competitive advantage of this talented group of financial services professionals, customer advocates and community servants is simply beyond any dollars-and-cents calculation. Our team members have shown the will to win, the flexibility and the innovation that continue to enable Synovus to meet the demands of competition and growth. In a real sense, any move we make depends on our team members and the passion they bring to carrying out their assignments ... acting on the faith they have in our company and our leaders.

That's especially true as we move into a retail banking sales culture. To support a retail culture, we're investing even greater resources in sales training to prepare our team members to master new sales-support technology and to more effectively guide customers to potential purchases that meet their needs.

Most banks offer retail services in some form — Synovus has for 117 years. Our team members will be our differentiator, the reason customers prefer Synovus. Our people have the winning attitude and the creativity to make Synovus the first choice of customers as they look for a trusted partner to meet their personal banking needs. For us, retail banking is another name for relationship banking. As always, our sales will be based on need, not quota, and guided by the especially close and trusting relationships our team members share with their communities.

We intend for this sales culture to succeed. **That's one reason we've set an ambitious goal for our customer satisfaction rating this year — 9.25 on a scale of 10.** Meeting that mark requires delivering the kind of customer care for which we always strive.

We're also fostering a retail career path by creating new opportunities for professional advancement in our banks. The sales culture will be supported by new broader-based compensation incentives, as well as rewards and recognition we've developed for excellence in performance.

In 2004, our team members participated in a company-wide survey. The results demonstrated that our team members trust and respect their leaders. The Synovus team shows pride and confidence in our workplace, and we appreciate efforts to balance work and family life.

Still, we want to be better. As a result of our survey findings, **we formed three Action Teams to suggest improvements in key areas internally: communication, promotions and pay.** These Action Teams looked at solutions to promote a more informed, engaged workforce that is clear on the vision, direction and strategies of our organization and clear on how the work we do each day fits into the bigger picture. Much focus will be given in 2005 to implementing these teams' recommendations for improvement.

We believe that team members do their best work for customers, when they are fully invested, intellectually and emotionally, in their work. Synovus will strive every day to continue to earn the engagement and trust of every individual. We're working hard to open opportunities so that each of our more than 12,000 team members — people as diverse as the communities we serve — can realize their full professional and personal potential. We will expect, reward and recognize great performance by individuals and teams.

Our belief in the individual — customer or team member — is always an important facet of Synovus' business story, with an impact far beyond the quarterly earnings reports and other financials. Synovus has long held a philosophy that might be considered unique in some financial circles — we acquire great people in great markets, not just assets and locations. All things being equal, if an institution offers potential as an acquisition, but the culture — either the way team members think and feel about their company, or the values and beliefs of the organization itself — is not a good fit, Synovus will pass on the opportunity. It's more important for us to have support, loyalty and the energy of people than the brick and mortar of buildings.

Synovus, at heart, is a collection of talented and energetic team members, engaged in a collective enterprise for the mutual benefit of all. That's why we are dedicated to creating an environment based on compassion, respect and care — essential ingredients of the *Exceleration* that fuels this company. Whether our initiatives focus on retail banking, financial management or electronic payment processing, our people are our ultimate competitive advantage.

In a real sense, any move we make depends on [illegible] members and the passion they bring to [illegible] [illegible]ments ... acting on the faith they have [illegible] and our leaders.


Culture
Strategy
Action
Performance
Value

To be the finest, we must attract, retain, train and grow the best talent in the business. We believe strongly in equipping every team member with the skills needed to serve customers and to achieve their greatest potential at Synovus. In 2004, 12,000 participants enrolled in 4,213 classes, totaling more than 270,000 training hours through our Center for People Development.

Performance


Free?
Are You Fee Free?
Free Checking!
Fee Free?


Are You Fee Free?

As we Excelerate, so does the level of scrutiny that comes with growth. It is the price of success, and a fair one. More than ever, we must perform at an optimal level, and foster a risk-sensitive culture.

Synovus has become a more multi-faceted company, with our asset size crossing the $25 billion threshold. On average, we provided more products and services to each of our customers last year than we did in 2003. Overall, our Synovus banks increased services per household in 2004. We handled assets for more than 482,083 households, a huge task that S-Link will support more fully in 2005.

Over the last several years, the regulatory environment has changed dramatically in the wake of corporate scandals. As we enter 2005, we find ourselves with an unprecedented responsibility to more aggressively manage all aspects of risk as a top priority of our company.

Risk management pervades all aspects of our business: Credit, Liquidity, Compliance, Transactions, Analysis, Strategy,

Legalities, and Loan Portfolio, among others.

We intend to perform as an industry leader — our earnings guidance of EPS growth of 12-15% in 2005 is a clear indicator. We'll make determined steps to manage performance at every level so that we achieve this goal.

We're also taking steps as good stewards of investor assets to streamline our processes and systems. The performance of our company and our commitment to managing risk drive our intention to discover and streamline duplicate systems or unnecessary operations. In 2005, we'll be looking very closely at redundancy and process improvement in the key areas of finance, human resources, loan operations and deposit operations, and taking steps to be more efficient through company-wide quality and efficiency initiatives.

These initiatives and our aggressive approach to managing expenses will positively affect our efficiency ratio, a high performance indicator. The good news is that Synovus' efficiency ratio is better than it has ever been. The better news is that, as CEO Jim Blanchard says, "There's room for improvement." Synovus' goal is to improve on the 52% efficiency ratio we attained in 2004.

That's the kind of disciplined performance you can expect as we aspire to be the finest financial services company in the world.

Our vision is clear. Our leaders are focused. Our strategy is defined. Our team members are ready. We're under the watchful eye of investors and regulators every day, with effects of performance and risk management magnified by our growth. We are positioned to be at the top of the financial services industry through return on assets, return on equity, credit quality, loan and deposit growth, and fee income growth. Our electronic payments processing company also ranks high in its industry, poised for an unprecedented run of growth into the future. All of these components together create momentum to successfully grow earnings per share.

We're committed to do our absolute best every day to reward your investment and your trust in Synovus with stellar performance and *Excceleration* in 2005 and beyond.




SYNOVUS

Marrying the customer's wants and needs with the right strategy results in solid performance and satisfaction. That's where the rubber meets the road in building strong, lasting relationships with customers like the one we have with Dr. Shane Darrah. From the beginning, our Private Client Services Group supported his needs, from his residency at The University of North Carolina at Chapel Hill to his staff position on a cardiology team in Columbus, Georgia. Now, with wife Deanna and their two children, his needs have accelerated and so has our determination to ensure his family enjoys a smooth road ahead when it comes to achieving their financial goals.

Synovus Board of Directors

Top Group, from left

James H. Blanchard
Chief Executive Officer
Synovus
Chairman of the Executive Committee TSYS

Elizabeth C. Ogie
Private Investor

John T. Oliver, Jr. *
Vice Chairman of the Executive Committee (Ret.)
Synovus
Chairman of the Board
First National Bank of Jasper

Richard E. Anthony
President and Chief Operating Officer
Synovus

Elizabeth R. James **
Vice Chairman
Chief Information Officer
Chief People Officer
Synovus

C. Edward Floyd, M.D.
President
Floyd Medical Associates, P.A.

Frank W. Brumley
President
Daniel Island Company

Richard Y. Bradley
Attorney at Law
Bradley & Hatcher

Daniel P. Amos
Chairman of the Board and
Chief Executive Officer
Aflac Incorporated

J. Neal Purcell
Vice Chairman – Assurance (Ret.)
KPMG LLP

Elizabeth W. Camp
President and Chief Executive Officer
DF Management, Inc.

Middle Group, from left

Richard H. Bickerstaff *
Manager
Broken Arrow Land Company LLC

H. Lynn Page
Vice Chairman of the Board (Ret.)
Synovus
Columbus Bank and Trust Company
TSYS

Lovick P. Corn*
Advisory Director
W.C. Bradley Co.

William B. Turner*
Chairman of the Executive Committee (Ret.)
Advisory Director
W. C. Bradley Co.

Alfred W. Jones III
Chairman of the Board and Chief Executive Officer
Sea Island Company

Gardiner W. Garrard, Jr.
President
The Jordan Company

John P. Illges, III
Senior Vice President (Ret.)
The Robinson-Humphrey Company, Inc.

George C. Woodruff, Jr.*
Real Estate and Personal Investments

John L. Moulton*
Vice Chairman of the Board
Security Bank and Trust Company
President
Moulton, Lane and Hardin, Inc.

William B. Turner, Jr.
President and Vice Chairman of the Board
W.C. Bradley Co.

Philip W. Tomlinson**
Chief Executive Officer
TSYS

Bottom Group, from left

Mason H. Lampton
President and Chief Executive Officer
Standard Concrete Products

Loyce W. Turner*
Chairman of the Board
First State Bank and Trust Company

Dr. Melvin T. Stith
Dean of Whitman School of Management
Syracuse University

James D. Yancey
Chairman of the Board
Synovus
Columbus Bank and Trust Company

Joe E. Beverly**
Chairman of the Board
Commercial Bank
Vice Chairman of the Board (Ret.)
Synovus

T. Michael Goodrich
Chairman of the Board and
Chief Executive Officer
BE&K, Inc.

V. Nathaniel Hansford
President (Ret.)
North Georgia College and
State University

Frederick L. Green, III**
Vice Chairman
Synovus
Chairman of the Board
The National Bank of South Carolina

Robert V. Royall*
Former U.S. Ambassador to Tanzania
Chairman of the Board (Ret.)
The National Bank of South Carolina

Roy M. Greene, Sr.*
Chairman of the Board and President
Greene Communications, Inc.

**Emeritus Director*
***Advisory Director*







Our directors are stylish this year wearing Synovus ties and scarves. Sales of the wardrobe accessories, developed as a fundraiser in 2004 by team members from Commercial Bank and Trust in LaGrange, Georgia, have raised over $12,000 for the Jack Parker Scholarship Fund. In 2004, our scholarship program reached a milestone. Since its inception in 1988, college scholarships totalling $1 million have been awarded to children of Synovus family team members.

Regional CEO

W. Luther Taylor
Pensacola, Florida

Banks

BIRMINGHAM, AL
First Commercial Bank
Nelson Bean, President & CEO
firstcommercialbank.com

ENTERPRISE, AL
Community Bank and Trust Company
Lamar Loftin, President & CEO
cbt-alabama.com

HUNTSVILLE, AL
First Commercial Bank
Charles E. Kettle, Chairman & CEO
fcb-hsv.com

JASPER, AL
First National Bank of Jasper
L. Gwaltney McCollum, Jr.,
Chairman & CEO
fnb-jasper.com

MONTGOMERY, AL
Sterling Bank
W. Alan Worrell,
Chairman, President & CEO
sterlingmontgomery.com

TUSCALOOSA, AL
Bank of Tuscaloosa
James B. Flemming, Chairman & CEO
bankoftuscaloosa.com

PALM HARBOR, FL
Peoples Bank
David W. Dunbar, President & CEO
peoplesflorida.com

PENSACOLA, FL
Bank of Pensacola
Thomas B. Carter, CEO
bankofpensacola.com

SARASOTA, FL
United Bank of the Gulf Coast
Neil W. Savage, CEO
unitedbank.com

ST. PETERSBURG, FL
United Bank and Trust
Neil W. Savage, Chairman & CEO
unitedbank.com

VALPARAISO, FL
Vanguard Bank and Trust
M. Gary Roberts, President & CEO
vanguardbank.com

NASHVILLE, TN
The Bank of Nashville
J. Hunter Atkins, President & CEO
bankofnashville.com

MEMPHIS, TN
Trust One Bank
James P. Farrell
Chairman, President & CEO
trust1bank.com

Regional CEO

Charles W. Garnett
Columbia, South Carolina

Banks

COLUMBIA, SC
The National Bank of South Carolina
Charles W. Garnett, President & CEO
nationalbanksc.com

Regional CEO

Donald D. Howard
Alpharetta, Georgia

Banks

ALPHARETTA, GA
Bank of North Georgia
Donald D. Howard, Chairman & CEO
banknorthgeorgia.com

CARROLLTON, GA
Citizens Bank & Trust of West Georgia
James T. Edgar, President & CEO
cbtwga.com

COVINGTON, GA
First Nation Bank
Stephen C. Wood, CEO
firstnationbank.com

DOUGLASVILLE, GA
Citizens & Merchants Bank
James H. Mathis, President & CEO
citizens-merchantsbank.com

LAGRANGE, GA
Commercial Bank and Trust Company
Robert L. Carmichael, Jr.
President & CEO
combanktrust.com

PEACHTREE CITY, GA
Peachtree National Bank
Richard V. Spink, President & CEO
pchnb.com

NEWNAN, GA
Bank of Coweta
D. Steven Stripling, President & CEO
bankofcoweta.com

Regional CEO

Frederick D. Jefferson
Thomasville, Georgia

Banks

FERNANDINA BEACH, FL
First Coast Community Bank
James M. Townsend, President & CEO
fccbank.com

JACKSONVILLE, FL
Synovus Bank of Jacksonville
William J. Hammel, President & CEO
synovusbankjax.com

TALLAHASSEE, FL
The Tallahassee State Bank
W. Booker Moore, III, President & CEO
talstatebank.com

ALBANY, GA
Security Bank and Trust Company
Mark J. Lane, President & CEO
securitybank-albany.com

AMERICUS, GA
Sumter Bank & Trust Company
Randolph B. Jones, Jr., President & CEO
sumterbank.com

ATHENS, GA
Athens First Bank & Trust Company
J. William Douglas, President & CEO
athensfirstbank.com

BRUNSWICK, GA
The Coastal Bank of Georgia
J. Keith Caudell, President & CEO
coastalbankofga.com

CALHOUN, GA
Georgia Bank & Trust
Larry Roye, President & CEO
gbtcalhoun.com

CHATSWORTH, GA
Cohutta Banking Company
Michael M. Sarvis, CEO
cohuttabank.com

CHATTANOOGA, TN
Cohutta Banking Company of Tennessee
Michael M. Sarvis, President & CEO
cbc-tn.com

FORT VALLEY, GA
The Citizens Bank
F. C. Greer, President & CEO
cbfv.com

MONROE, GA
The National Bank of Walton County
Benjamin E. Garrett, President & CEO
nbwc.com

ROME, GA
Citizens First Bank
Roger F. Smith, President & CEO
citizensfirst-rome.com

STATESBORO, GA
Sea Island Bank
Wayne D. Akins, President & CEO
seaislandbank.com

TIFTON, GA
First Community Bank
John M. Davis, President & CEO
firstcommunbanktifton.com

THOMASVILLE, GA
Commercial Bank
Thomas J. Callaway III, President & COO
bankcb.com

VALDOSTA, GA
First State Bank and Trust Company
David A. Durland, President & CEO
fsbtc.com

WARNER ROBINS, GA
CB&T Bank of Middle Georgia
Gary R. Bishop, President & CEO
cbtbank.com

Regional CEO

Stephen A. Melton
Columbus, Georgia

Banks

COLUMBUS, GA
Columbus Bank and Trust Company
Stephen A. Melton, President & CEO
columbusbankandtrust.com

PHENIX CITY, AL
CB&T Bank of Russell County
Ronald J. Smith, President & CEO
cbtrc.com

Mortgage Services

BIRMINGHAM, AL
Synovus Mortgage Corp.
Michael L. Padalino,
President and CEO
synovusmortgage.com

Synovus Financial Management Services

William G. Perkins, President
Columbus, Georgia

ATLANTA, GA
Creative Financial Group, Ltd.
Robert W. Law, President & CEO
cfgltd.com

GLOBALT, Inc.
Samuel E. Allen, CEO
globalt.com

COLUMBUS, GA
Synovus Insurance Services
Carter L. Mize, President
synovusinsurance.com

Synovus Investment Advisors, Inc.
William G. Perkins, President

Synovus Securities, Inc.
Daniel A. Mallard, President
synovus.com/ssi

Synovus Trust Company
George G. Flowers, President
synovus.com/stc

TSYS

COLUMBUS, GA
Philip W. Tomlinson, CEO
M. Troy Woods, President
tsys.com

Shareholder Information

Online Services

You can now purchase your initial shares online at synovus.com. And, Synovus now makes it easy and convenient to get current information on your shareholder account 24 hours a day, seven days a week. You will have access to:

synovus.com

- *View account status*
- *Purchase or sell shares*
- *View book-entry information*
- *Request certificate issuance*
- *Establish/change your PIN*
- *View payment history for dividend*
- *Make address changes*
- *Obtain a duplicate 1099 tax form*
- *Request a dividend check replacement*
- *Receive annual meeting material electronically*

General Information

General Offices

Synovus
P.O. Box 120
Columbus, GA 31902-0120
(706) 649-2311

Stock Trading Information

Synovus common stock is traded on the New York Stock Exchange (NYSE) under the symbol "SNV".

Price and volume information appears under the abbreviation "SynovusFnl" in NYSE daily stock quotation listings.

Dividend Reinvestment and Direct Stock Purchase Plan

The Synovus Dividend Reinvestment and Direct Stock Purchase Plan provides a comprehensive package of services designed to make investing in Synovus stock easy, convenient and more affordable.

To request an enrollment package for the Dividend Reinvestment and Direct Stock Purchase Plan, or for more information, please visit us at synovus.com on the Internet or call our automated request line at (800) 503-8903.

New investors. You can join the Plan by making an initial investment of at least $250, which includes your enrollment fee of $15.

Synovus shareholders. You can participate by submitting a completed enrollment form. If your shares are held in a brokerage account, you must first register some or all of your shares in your name.

Dividend Reinvestment. You can invest all or a part of your cash dividends to accumulate more shares without paying fees.

Optional Cash Investments. You can purchase additional shares by investing between a minimum of $50 at any one time and $250,000 in total per calendar year. If you wish, we can withdraw funds automatically from your bank account each month to purchase shares. Purchases are made weekly or more often if volume dictates. Fees are lower than those typically charged by the financial services industry.

Safekeeping. You can deposit your certificates with us for safekeeping at no cost to you. You can request a certificate anytime at no cost.

Gifts and transfers of shares. You can make gifts or transfers to others.

Sale of shares. You can sell some or all of your shares when you want at fees lower than those typically charged by the financial services industry. Shares are sold weekly or more often if volume dictates.

Ratings

Synovus: Long-Term Debt Senior, Standard and Poor's rates A, Moody's A2 and Fitch A.

Columbus Bank and Trust Company: Short-Term Certificates of Deposit, Standard and Poor's rates A1, Moody's P1 and Fitch F1; Long-Term Certificates of Deposit, Standard and Poor's rates A+, Moody's A1 and Fitch A.

Form 10-K

A copy of the Company's 2004 Annual Report on Form 10-K, filed with the Securities and Exchange Commission, is available at no charge upon written request to Investor Relations at the address below.

Form 10-K SEC and NYSE Certifications

Synovus has filed the Chief Executive Officer and Chief Financial Officer certifications required by Section 302 of the Sarbanes-Oxley Act of 2002 as exhibits to its Annual Report on Form 10-K and has submitted to the NYSE the Chief Executive Officer's annual certification that he is not aware of any violation by the company of the NYSE corporate governance listing standards.

Notice of Annual Shareholders' Meeting

10:00 AM Eastern time, April 28, 2005, in the Bill Heard Theatre at the Columbus RiverCenter. Join our annual shareholders' meeting from your home or office via a live Webcast on the Internet. Log on to *synovus.com*.

For Further Assistance

Investor Relations

Analysts, investors and others seeking additional financial information not available at synovus.com should contact:

Patrick A. Reynolds
Senior Vice President, Director of Investor Relations
SYNOVUS
P.O. Box 120
Columbus, GA 31902-0120
(706) 649-5220 • Fax: (706) 644-8065
email: snvir@synovus.com

Shareholder Services

Current shareholders requiring assistance should contact Mellon Investor Services as listed below:

U.S. Mail	P.O. Box 3315 South Hackensack, NJ 07606-1915
Registered Mail or Overnight Delivery	85 Challenger Road Ridgefield Park, NJ 07660
Telephone Inquiries	1-800-503-8903

Cautionary language regarding forward-looking statements: This annual report to shareholders contains forward-looking statements, which by their nature involve risks and uncertainties. Please refer to Synovus' Annual Report on Form 10-K filed with the Securities and Exchange Commission for information concerning forward-looking statements, under the caption "Safe Harbor Statement," and for a description of certain factors that may cause actual results to differ from goals referred to herein or contemplated by such statements.

SYNOVUS

www.synovus.com

P.O. Box 120
Columbus, Georgia 31902